THUNDER SWORD RESOURCES INC.



Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JULY 31, 2006
Issued September 27, 2006

This Management's Discussion and Analysis ("MD&A") prepared as of September 27, 2006, supplements, but does not form part of, the unaudited interim financial statements of the Company and the notes thereto for the period ended July 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations of Thunder Sword Resources Inc. (the "Company"), should be read in conjunction with the unaudited interim financial statements for the period ended July 31, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") consistently applied.

The reader should also refer to the annual audited financial statements for the year ended October 31, 2005, and the Management Discussion and Analysis for that year.

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

Overview

The Company is engaged in the exploration, development and exploitation of mineral properties and energy related commodities.

As mentioned to you in my June 15, 2006 Report,, 2005 was a very good year for the energy markets generally, with record prices being set for most energy related commodities and this holds true for 2006 as well. Industry experts continue to suggest that the demand for these commodities will continue to surge while the supply side will remain very much in question for the foreseeable future. With this in mind, management has begun to direct its efforts on creating shareholder value by acquiring and participating in exploration prospects directed at the energy resource sector, with particular focus being given to uranium exploration, in Canada and the United States. As recently reported by the Company, we are currently looking to participate as Operator in excess of 74,000 hectares of prospective uranium claims in the Athabasca Basin, Saskatchewan. We are very excited by the potential these large claim areas have, and we look forward to reporting on our activities as we proceed into 2006/2007.

Uranium prices have increased dramatically since the historic lows of 2001 and are reaching new highs almost weekly. For the most part, this price strengthening reflects tightening supply and recognition that new investment is needed to encourage exploration for additional reserves and to build new mines. By 2050, world energy consumption will double and demand for electricity will triple. A recent ***Forbes*** magazine cover story, entitled ***Going Nuclear***, analyzed uranium's recent price surge, "One reason the price of uranium should keep escalating is that producers are only starting to ramp up to meet the strong demand. Utilities globally need 180 million pounds of uranium annually, but at this point a mere 108 million pounds are coming out of the ground."

Canada has a vast supply of uranium in high-concentration deposits, mostly in northern Saskatchewan's Athabasca Basin, where the Company will be focusing its initial exploration efforts. The Athabasca Basin occupies an area of about 100,000 sq km in northern Saskatchewan and accounts for approximately 30% of global primary uranium production making them the #1 producer in the world. Since 1968, 18 deposits totaling over 1.4 billion pounds of uranium have been discovered in the region. In 1975, the richest open-pit deposit in the world was discovered by Cameco at Key Lake. Key Lake is currently the largest high-grade uranium milling operation in the world with an annual production capacity of 18 million pounds. Canada's uranium mining industry has sales in the order of half a billion dollars per year.

Proposed Acquisition

As noted earlier, the Company has optioned seven groups of properties comprising a total of 22 claims with an area of 74,772 hectares ("Upper Dufferin Lake Claims"). These claims are located along the southern margin of the Athabasca Basin.

In order to exercise the option, Thunder Sword is required to pay the Optionor, 101073531 Saskatchewan Ltd., a total of $1,000,000, of which $500,000 is due on the date that the Option Agreement is accepted for filing by the TSX Venture Exchange and the completion, by Thunder Sword, of an equity private placement of $2,000,000. The remaining $500,000 is payable twelve months from the Effective Date. In addition, the Company is required to issue the Optionor 5,000,000 shares of the Company on the Effective Date. The Option Shares will be subject to standard escrow and release restrictions imposed by the Exchange.

In addition, Thunder Sword, to exercise the option, will be required to incur not less that $1,000,000 in exploration expenditures on the properties by October 1, 2006, an additional $3,000,000 in exploration expenditures on or before October 1, 2007, and an additional $4,000,000 in exploration expenditures on or before October 1, 2008. The Company has received "conditional approval from the TSX for the transaction, subject to the closing of the $2,000,000 private placement, which the Company expects will occur on or before October 10, 2006.

Optioned Claims

Thunder Sword Resources has been advancing carefully on its uranium properties to date. Two of the most active geophysical companies in the Athabasca Basin are providing Thunder Sword with the most technically advanced data and interpretation reports available for each of the 22 dispositions. An airborne geophysical survey was undertaken in early 2006. The results from the airborne data show conductive responses in each of the areas held, and indicators correspond well with the information gathered from the original satellite imagery used in the selection process. These are very encouraging results for the company. A fall and winter program is being planned which will include line-cutting grids and ground geophysics to follow up the airborne-indicated conductors.

Patterson Geophysics has already provided recommendations for a ground program on the American Lake/Botham Lake claims. These four properties were covered early in 2006 with a GEOTEM Airborne Survey. The data indicates numerous conductive zones in this area. Close to 20 km of strong conductors have been pointed out in the report and suggestions for detailed work have been made. Located on the southern edge of the Basin, this region is geologically similar to that found in the Key Lake area. Key Lake is home to a high grade uranium mine.

More detailed reports are forthcoming for all of the properties covered by the MEGATEM Airborne Survey. The deeper penetrating MEGATEM survey was required on all the additional claims and early interpretation reports indicate positive results for the company.

Thunder Sword is well positioned in the Dufferin Lake/Virgin River area. This region has had high levels of exploration activity for over 25 years. A major exploration company has reported significant uranium encounters on their Virgin River Project from a number of drill holes within 3000 meters and bordering four of Thunder Sword's dispositions including claims S-107633, S-107632, S-107630 and S-107628. Eleven of Thunder Sword's dispositions border the Virgin River Shear Zone and the Dufferin Lake Fault.

Thunder Sword's contiguous claims in this area run for 30 km on a NE – SW trend and on strike with numerous conductors.

In a different area of interest, 45 km to the east of the Dufferin claims, are the company's three Kercher Lake claims. Satellite imagery shows a very circular feature near Kercher Lake and it appears to be a possible meteorite impact structure approximately 9 km in diameter. Chosen for this reason, the property's recent airborne data also outlines the crater like feature and a possible central uplift in the middle of the structure. Further details regarding this structure, and it economic potential, are still required.

The Douglas River/Cluff Lake claims are located 30 km southeast of the recently closed Cluff Lake Uranium Mine in the western Athabasca Basin of Northern Saskatchewan. Two claims make up this block of properties. Two separate geophysical companies have stated that the ground hosts targets of interest. "The magnetic signature over this block indicates a dominant NE-SW contact zone in the basement," said the Chief Geophysicist for Fugro Airborne Surveys. Patterson Geophysics states that, "There are several conductors evident; however, a closer look at the data is needed to identify the trends." These are very encouraging results for the company.

Additional data has been taken over the company's Pooky Lake and Virgin Lake claims to provide total coverage of all 22 optioned properties. Excitement is building as the exploration plans come together and Thunder Sword moves towards its next phase of exploration. Selection of the best conductors within the airborne data is taking time to complete. Both Fugro Airborne Geophysics and Patterson Geophysics continue to review the data and early results indicate that Thunder Sword will have very promising follow up targets.

Dr. Joe Montgomery, Ph.D, P.Eng. in his N.I. 43-101 Report, dated May 26, 2006, prepared for Thunder Sword, said the Upper Dufferin Lake Claims have many of the attributes which have been found in past and existing uranium deposits of the Eastern Athabasca Basin and were, in his opinion, considered to be very prospective for uranium deposits. A two phase program of exploration has been recommended. The proposed program will consist of airborne magnetic and electromagnetic surveys followed by detailed ground surveys of anomalous areas. We feel confident that our decisions to focus our ongoing efforts on the exploration and potential exploitation of our uranium related projects will serve to add value to the Company and YOU, its shareholders over many years to come.

Pilot Harbour Property, Sault St. Marie, Ontario

Our Pilot Harbour property, which is located in the Sault St. Marie Mining Division of Ontario, is comprised of 42 claims (672 hectares), in the Mishibishu Lake area in Ontario, located 4½ miles SW from the Eagle River property presently being mined by River Gold Mines Ltd. The Company owns a 100% interest in these claims, which are subject to a 2% net smelter royalty.

The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au. Utilizing funds raised from equity sources, the Company has previously focused on exploration of indicated high grade gold deposits, with the corporate objective of production from these deposits. All claims are in good standing until April of next year.

Magnesium Chloride Project, Geermu, China

Our magnesium chloride is brought in from China from a property in Geermu, located a few kilometers from the City of Geermu in the Caerhan Salt Lake area of Northern China. Caerhan Salt Lake is one of the largest salt lakes in the world and contains concentrations of sodium chloride, potash and magnesium chloride. High grades of magnesium chloride (46%) are found in the tailings from previous mining operations and it is readily available. Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications.

To finance these undertakings, the Company announces that it is proceeding with a private placement of 1,500,000 Units, at a price of $1.50 per Unit. Each Unit will consist of one common share and one warrant to acquire one additional share in the Company for a two year period, for additional consideration of $2.00

per share. The Company will have the right to force the exercise of the warrants if the average trading price of the Company's shares exceeds $2.50 per share for a period of 10 consecutive trading days. The proceeds of the financing will be used to fund the Company's obligations under the Option Agreement and for general working capital.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations for the years ended October 31 and should be read in conjunction with the Company's audited financial statements for the three most recently completed financial years.

	2005	2004	2003
Sales	$ 17,407	$ 38,316	$ 69,960
Net Loss from operations	$ 192,589	$ 396,697	$ 170,265
Net loss per share (basic and fully diluted)	$0.02	$0.07	$0.03
Total Assets	$ 123,916	$ 126,166	$ 164,332
Long Term Financial Liabilities	$ -	$ -	$ -
Cash Dividends per share	$0.00	$0.00	$0.00

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis.

The increase in net loss during 2004 was primarily due to:

- Stock based compensation in the amount of $154,368 incurred in 2004 with no such expense in either of the 2003 and 2005 fiscal years;
- Travel expenses varied as follows: 2005 - $18,406; 2004 - $27,347 and 2003 - $19,905. Expenditure levels indicated in 2005 and 2003 are more typical of expected expenditure levels. During 2004 the Company incurred extra travel costs for to trips to China related to securing a good working relationship with government officials in the regions the Company has mineral property interests.
- Interest expense varied as follows: 2005 - $28,218; 2004 - $64,343 and 2003 - $42,950. Included in these expenses is interest on loans from related parties in the amount of: 2005 - $25,778; 2004 - $61,236 and 2003 - $41,354. The variation in interest on loans from related parties reflects continued advances made to the Company through 2003 and 2004 and the settlement of debt for shares which occurred in early 2005.

Results of Operations

During this period no work was performed on our Pilot Harbour Property in Ontario. All claims are in good standing until April 2007. With the acquisition of the Upper Dufferin Lake Claims, the Company is now reviewing its plans for the Pilot Harbour Property. The claims will be maintained in good standing until the future of the claims is determined.

The Company's chemical/environmental division continued development/formulation of magnesium chloride products based on the purity and flexibility of our product. The marketing and production of our fertilizer product has been a further delayed as research and development is continuing. The sound barrier and fire retardant products show a demonstrated market potential, but further testing is necessary before we can launch this product. We continue to hold an inventory of liquefied magnesium chloride and are currently marketing it.

During this period cash remained a limited resource. Operating costs continue to be funded by loans from directors. The directors intend to continue to fund the Company's operations until such time that financing can be arranged or sales of magnesium chloride will provide cash flow sufficient to fund the Company's operations.

Summary of Quarterly Results
(Canadian dollars - Unaudited, except for the periods ending October 31):

	Quarter ended July 31, 2006	Quarter ended Apr. 30 2006	Quarter ended Jan. 31, 2006	Quarter ended Oct 31, 2005	Quarter ended July 31, 2005	Quarter ended April 30,, 2005	Quarter ended Jan. 31, 2005	Quarter ended Oct 31, 2004
Sales	$ 6,880	$ 7,679	$ 5,136	$ 9,829	$ 7,578	$ -	$ -	$ 24,937
Loss for the period from operations	$ (72,049)	$ (93,122)	$ (37,296)	$ (38,837)	$(43,667)	$ (56,823)	$ (53,262)	$(207,802)
Loss Per Share from operations - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)
Net Loss for the Period	$ (72,049)	$(93,122,)	$ (37,296)	$ (38,837)	$(43,667)	$ (56,832)	$(53,262)	$(207,082)
Net loss Per Share - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)

Significant expenditures during the quarter ended July 31, 2006 and significant variations from the prior year included:

- Advertising and shareholder relations - $24,231 (2005 - $927):
- Consulting - $19,500 (2005 - $19,500): Consulting expense in each period includes $15,000 paid or accrued to directors.
- Interest - $5,508 (2005 - $3,698); Interest expense includes interest accrued on amounts due to directors (2006 - $5,269; 2005 - $3,186 and interest paid on overdue trade creditor accounts.
- Professional fees - $NIL (2005 - $450): There were no professional fees incurred for the quarter ended July 31, 2006. Professional fees for the quarter ended April 30, 2006 includes a $17,000 settlement of legal fees not previously recorded in the accounts of the Company and year-end audit fees billed in the quarter but not accrued as at the year end
- Rent - $14,488 (2005 - $11,451); Rent includes $1,500 (2005 - $1,500) paid to a company controlled by the spouse of a director. Rent increase from the comparative period relates to the rental cost of the Company's storage yard

The Company has recorded losses in all of the previous eight financial quarters, and expects to continue to record losses until such time as the sales of magnesium chloride will increase to the point of profitability.

Liquidity

The Company is engaged in mineral exploration and development and sales of magnesium chloride and has limited cash flow from operations; it must rely on equity financing and/or related party advances to meet its administrative and overhead expenses, and to pursue its objectives. Cash on hand at July 31, 2006 was $2,143 (2005: - $3,297). At July 31, 2006, the Company had advances from related parties totaling $404,644 (2005: - $251,749). Amounts due to related parties bear interest at 10% per annum and are payable on demand. Management is currently pursuing additional equity financing in order to cover its operating and capital expenses and to pursue its objectives.

Capital Resources

Shares Authorized:	98,895,000	common shares without par value
	1,000,000	preference shares without par value
Shares Issued:	10,419,578	common shares without par value

On February 25, 2004 the Company granted 601,460 stock options to a director and consultant at an exercised price of $ 0.15 per share expiring on February 25, 2009. These options were exercised during the quarter ended April 30, 2006. There are no stock options outstanding at the date of this report.

The Company intends to raise, by way of private placement, the sum of at least $2,000,000 in order to close the acquisition of the Upper Dufferin Lake Claims and provide cash for exploration and working capital.

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet arrangements.

Related Party Transactions

The following summarizes the Company's related party transactions for the quarters ended April 30, 2006 and April 30, 2005:

a) Rent
During the quarter the Company paid or accrued rent of $1,500 (2005 - $1,500) to a company controlled by a spouse of a director.

b) Management Services
During the quarter the Company paid or accrued consulting fees of $15,000 (2005 - $15,000) to directors for management services

c) Due to Related Parties
The amounts due to related parties (April 30, 2006 - $404,644; April 30, 2005 - $251,749 is owing to a director and to a company controlled by a spouse of a director. The loans bear 10% interest per annum, are unsecured, and are without specific terms of repayment.

Fourth Quarter

Not applicable

Proposed Transactions

The Company intends to raise, by way of private placement, the sum of at least $2,000,000 in order to close the acquisition of the Upper Dufferin Lake Claims and provide cash for exploration and working capital.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statements, and the impact may be material. Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. The Company anticipates the need to raise additional private placement debt or equity funds or through joint venture arrangements to accomplish its budgeted expenditures. These private placements are not assured. Failure to raise additional funds may result in the Company being unable to complete its planned programs, curtailing operations or writing down its assets.

Changes in Accounting Policies, including Initial Adoption

There were no changes during the period

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities. The terms are fully disclosed in the Company's financial statements. It is management's opinion that the Company is not exposed to significant currency, credit or interest risks from its financial instruments. The fair value is the carrying value unless otherwise noted.

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com

\# 82- 1263

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Siegfried Naguschewski, President, Chief Executive Officer of Thunder Sword Resources Inc.,

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the interim period ending July 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. As the sole certifying officer I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 27, 2006

"S. Naguschewski"

Signature
President & Chief Executive Officer

82 - 1260

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Siegfried Naguschewski, President, Chief Financial Officer of Thunder Sword Resources Inc.,

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the interim period ending July 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. As the sole certifying officer I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 27, 2006

"S. Naguschewski"

Signature

President & Chief Financial Officer

#82-1260

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

JULY 31, 2006 AND 2005

These unaudited financial statements for the periods ended July 31, 2006 and 2005 have not been reviewed by the Company's auditor.

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS

	JULY 31 2006 (Unaudited)	OCTOBER 31 2005 (Note 1)
ASSETS		
Current		
Cash	$ 2,143	$ 468
Accounts receivable	-	5,566
Inventory	11,069	16,189
Prepaid expenses	1,487	1,487
	14,699	23,710
Capital Assets	13,624	17,579
Interest In Mineral Properties	82,627	82,627
	$ 110,950	$ 123,916
LIABILITIES		
Current		
Accounts payable	$ 29,734	$ 44,881
Due to related parties (Note 2)	404,644	290,215
	434,378	335,096
SHAREHOLDERS' DEFICIENCY		
Share Capital (Note 3)	4,556,437	4,311,850
Contributed Surplus	-	154,368
Deficit	(4,879,865)	(4,677,398)
	(323,428)	(211,180)
	$ 110,950	$ 123,916

Approved on Behalf of the Board:

"S. Naguschewski" Director

"M. Goldstein" Director

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2006	2005	**2006**	2005
Sales	**$ 6,880**	$ 7,578	**$ 19,695**	$ 7,578
Cost Of Sales				
Inventory, beginning of period	**12,340**	19,231	**16,189**	14,259
Purchases	**-**	21	**-**	1,721
Freight out	**533**	355	**1,820**	355
Warehousing	**576**	1,854	**4,172**	5,126
	13,499	21,461	**22,181**	21,461
Inventory, end of period	**11,069**	18,661	**11,069**	18,661
	2,380	2,800	**11,112**	2,800
Gross Profit	**4,500**	4,778	**8,583**	4,778
Administrative Expenses				
Advertising and shareholder relations	**24,231**	927	**26,399**	2,888
Amortization	**1,320**	1,869	**3,957**	5,607
Automotive and travel	**4,545**	4,645	**20,647**	13,859
Consulting fees	**19,500**	19,500	**58,500**	58,500
Filing and transfer fees	**3,945**	4,036	**13,966**	12,623
Interest	**5,508**	3,698	**17,039**	23,547
Office and miscellaneous	**3,012**	1,869	**6,865**	6,509
Professional fees	**-**	450	**31,428**	7,160
Product research	**-**	-	**195**	103
Rent	**14,488**	11,451	**32,054**	27,734
	76,549	48,445	**211,050**	158,530
Net Loss For The Period	**(72,049)**	(43,667)	**(202,467)**	(153,752)
Deficit, Beginning Of Period	**(4,807,816)**	(4,594,894)	**(4,677,398)**	(4,484,809)
Deficit, End Of Period	**$ (4,879,865)**	$ (4,638,561)	**$ (4,879,865)**	$ (4,638,561)
Basic and Diluted Loss Per Share	**$ (0.01)**	$ (0.01)	**$ (0.02)**	$ (0.02)
Basic And Diluted Weighted Average Common Shares	**10,419,578**	9,818,118	**10,161,809**	8,104,457

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2006	2005	**2006**	2005
Operating Activities				
Loss for the period	**$ (72,049)**	$ (43,667)	**$ (202,467)**	$ (153,752)
Adjustments for items not affecting cash:				
Amortization	**1,318**	1,869	**3,955**	5,607
Interest accrued	**5,769**	3,186	**17,300**	21,733
	(64,962)	(38,612)	**(181,212)**	(126,412)
Changes in non-cash working capital items:				
Accounts receivable	**8,419**	-	**5,566**	-
Inventory	**1,271**	571	**5,120**	(4,402)
Prepaid expenses		1,336	**-**	(87)
Accounts payable	**(1,160)**	(3,479)	**(15,147)**	(7,574)
	(56,432)	(33,226)	**(185,673)**	(123,327)
Investing Activities				
Purchase of capital assets	**-**	-	**-**	-
Interest in mineral property	**-**	-	**-**	-
	-	-	**-**	-
Financing Activity				
Due to related parties	**57,926**	35,590	**97,129**	123,666
Shares issued	**-**	-	**90,219**	-
	57,926	35,590	**187,348**	123,666
Increase (Decrease) In Cash During The Period	**1,494**	2,366	**1,675**	339
Cash, Beginning Of Period	**649**	931	**468**	2,958
Cash, End Of Period	**$ 2,143**	$ 3,297	**$ 2,143**	$ 3,297
Supplemental Disclosure Non-Cash Financing Activities				
Shares issued for settlement of Amounts due to related parties	**$ -**	$ -	**$ -**	$ 608,601

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2006 AND 2005

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2005. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2005.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent
During the three month period ended July 31, 2006, the Company paid or accrued rent of $1,500 (2005 - $1,500) to a company controlled by a spouse of a director.

b) Management Services
During the three month period ended July 31, 2006, the Company paid or accrued consulting fees of $15,000 (2005 - $15,000) to directors for management services.

c) Due to Related Parties
The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum and are without specific terms of repayment. Interest amounting to $5,769 (2004 - $3,186) has been accrued for the three month period ending July 31, 2006.

3. SHARE CAPITAL

Issued and Fully Paid

	SHARES	AMOUNT
Balance, October 31, 2005	9,818,118	$ 4,311,850
Shares issued on exercise of options	601,460	244,587
Balance, July 31, 2006	10,419,578	$ 4,556,437

On February 25, 2006 the Company issued 601,460 common shares on exercise of stock options of proceeds of $90,219. In addition, $154,368 was transferred from contributed surplus to share capital on exercise of the options. At July 31, 2006 there were no stock options outstanding.